Exhibit 1.1

PRESS RELEASE

Magic’s Application Platform Dominates the Japanese Market in License Sales

Magic xpa achieves 39% market share for the second year in a row according to the MIC Research Institute Ltd.

Or Yehuda, Israel, May 22, 2017 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC), a global provider of software platforms for enterprise mobility, cloud applications, and business integration, announced today that, for the second consecutive year, Magic xpa Application Platform gained top market share in license sales in the Japanese market. According to the “Market Research for Next Generation Extra-Rapid Development Tools in 2017 (updated version)” report, published by MIC Research Institute Ltd., the Magic xpa Application Platform achieved a 39% share of the Japanese market in the sale of licenses in the category of execution engine type development tools.

Magic xpa’s code-free application platform was highlighted as exceling in its service introduction, product functionality, development productivity, and cost performance. Other strengths that were emphasized were the product’s reliability, stability, high level maintainability as well as its sales, development and support system for indirect sales partners.

“These results are further evidence to Magic’s strong and ever-growing customer base in Japan as well as around the world, where Magic has a presence in more than 50 countries,” stated Toshio Sato, President at Magic Software Japan. “This recognition is additional proof that our customers recognize that Magic Software’s technology, which is backed by decades of experience, is instrumental in helping them create enterprise-grade mobile, web and desktop apps with the latest capabilities in application development, deployment and integration.”

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MIC Research Institute Ltd

Established in 1991, MIC Research Institute has focused on marketing researches in the IT and Telecommunications industries. The company provides top-class knowledge resources in these fields in Japan.

For more information visit: www.mic-r.co.jp

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ: MGIC) empowers customers and partners around the globe with smarter technology that provides a multichannel user experience of enterprise logic and data.

For more information visit: www.magicsoftware.com.

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Press Contact:

Debbie Sarig | Content & PR Manager

Magic Software Enterprises

dsarig@magicsoftware.com

Magic has made every effort to ensure that the information contained in this press release is accurate; however, there are no representations or warranties regarding this information, including warranties of merchantability or fitness for a particular purpose. Magic assumes no responsibility for errors or omissions that may occur in this press release.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

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